SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ANGLOGOLD ASHANTI HOLDINGS PLC

(Name of Filing Company (offerer))

ANGLOGOLD ASHANTI HOLDINGS

FINANCE PLC

(Name of Subject Company (Issuer))

3.50% Guaranteed Convertible Bonds due 2014

(Title of Class of Securities)

03512QAA5 (144A) and G03791AA1 (Reg S)

(CUSIP Numbers of Class of Securities)

Company Secretary: Tracy Garrett

AngloGold Ashanti Holdings plc

1st Floor, Atlantic House, 4—8 Circular Road, Douglas, Isle of Man

Telephone:  +44 1624 697 280

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:

William J. Whelan III

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Telephone:  (212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee *
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:      ☐

On July 24, 2013, AngloGold Ashanti Holdings plc (the “Company”) issued a press release announcing its intention to commence a tender offer to purchase for cash any and all of the outstanding 3.50% Guaranteed Convertible Bonds Due 2014 of AngloGold Ashanti Holdings Finance plc. The press release is attached as Exhibit 99.1.

The attached exhibit is for information purposes only and shall not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities nor an offer to sell or solicitation of an offer to purchase new securities.  The tender offer may be made only pursuant to the terms and conditions of the offer to purchase and the other related materials.  An additional tender offer statement on Schedule TO, including the offer to purchase, describing the tender offer will be filed with the Securities and Exchange Commission.  Holders of the Bonds must read the Schedule TO and its exhibits (including the offer to purchase) carefully before making any decision with respect to the tender offer because it contains important information.  The Schedule TO, the offer to purchase and other related materials will be available free of charge at the website of the Securities and Exchange Commission at www.sec.gov.  In addition, the Company will provide copies of the Schedule TO and related Offer materials upon request free of charge to holders of the Bonds.

Item 12.                 Exhibits

Exhibit No.	Description

99.1	Press release announcing AngloGold Ashanti Holdings plc’s intention to commence a tender offer, dated July 24, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 24, 2013	ANGLOGOLD ASHANTI HOLDINGS PLC

		By:	/s/ Dewald Lambertus Joubert
Name: Dewald Lambertus Joubert
Title: Deputy Chairman

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release announcing AngloGold Ashanti Holdings plc’s intention to commence a tender offer, dated July 24, 2013.